Gordon Feinblatt LLC
Attorneys at Law

Andrew D. Bulgin 410-576-4280 FAX 410-576-4197 abulgin@gfrlaw.com	233 East Redwood Street Baltimore, Maryland 21202-3332 410-576-4000 www.gfrlaw.com

June 6, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bay Bancorp, Inc.
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Bay Bancorp, Inc. (the “Company”), we hereby transmit for filing the Company’s Registration Statement on Form S-3, which registers the resale of outstanding shares of the Company’s common stock by the selling stockholders named therein pursuant to General Instruction I.B.3 of Form S-3.

Should you have any questions, please contact the undersigned at (410) 576-4280.

Sincerely,

/s/ Andrew D. Bulgin

Andrew D. Bulgin

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